Exhibit 99.1

RHD Exchange Program
Employee Question and Answer Information Sheet

As we committed to do when we first issued this Employee Question and Answer Information Sheet, we’re furnishing this updated version to provide additional information that has become available since that initial version. The revised information below appears in bold italics to distinguish it from the information previously provided.
On April 14, we filed with the Securities and Exchange Commission our definitive Proxy Statement for our 2008 Annual Meeting of Stockholders. In that Proxy Statement, we have included a proposal seeking stockholder approval of an Exchange Program that would impact holders of certain outstanding options and stock appreciation rights (“SARs”) under RHD’s 2005 Stock Award and Incentive Plan (and certain other predecessor and assumed plans).

Q:	What is the Exchange Program?
A:	If the Exchange Program is approved by stockholders, eligible holders of eligible outstanding stock options and SARs will be offered an opportunity to surrender awards with exercise prices substantially above the current market price of our common stock, in exchange for fewer new SARs, with a new 3-year vesting requirement, a new 7-year life and an exercise price equal to the fair market value of our common stock on the grant date. Ultimately, you will need to make your own investment decision whether to (1) continue to hold your existing (in many cases, vested) equity awards at their higher exercise price and shorter remaining life or (2) exchange them for new awards on fewer shares at a dramatically lower exercise price with a new 7-year life and a new 3-year vesting period. None of the Company, management or the Board will make any recommendation to you now or at any point in the future regarding your own personal investment decision.

Q:	What is the purpose of the Exchange Program?
A:	Management and the Board believe the Exchange Program will help to retain and motivate those operating our business and whose energy and dedication will be needed to generate future growth in revenues and earnings, thereby creating shareholder value. We believe the Exchange Program will help to restore the incentive value of our equity award program by providing employees with an opportunity to exchange their deeply “underwater” options and SARs for new SARs (with the terms and conditions noted above). In effect, the Exchange Program will enable us to realign the exercise prices of previously granted awards with the current value of our common stock, so that outstanding equity awards once again become important tools to help motivate and retain our existing employees, and to restore the competitiveness of our compensation program.

Q:	Who is eligible to participate in the Exchange Program?
A:	All current (at the time the Program commences) employees of any RHD entity (including Business.com) who hold eligible outstanding equity awards will be offered an opportunity to participate in the Exchange Program. Former employees holding otherwise eligible outstanding awards will not be eligible to participate.

Q:	What outstanding awards are eligible to participate in the Exchange Program?
A:	Stock options (including incentive stock options held by Business.com employees) and SARs outstanding under our 2005 Stock Award and Incentive Plan, as well as outstanding under predecessor and assumed equity award plans (including Dex Media and Business.com awards now denominated in RHD common stock) with exercise prices over $10 will be eligible to participate in the Exchange Program. Other types of equity awards (such as restricted stock, or RSUs) are not eligible to participate in the Exchange Program.

Q:	How many new SARs will you receive for the surrendered awards if you decide to participate in the Exchange Program?
A:	As disclosed in the Proxy Statement, we expect the weighted average exchange ratio for all outstanding awards to be approximately 3.7 surrendered awards for every new SAR granted under the Exchange Program. The final exchange ratios will be set on a tranche-by-tranche basis (each separate grant) by the Compensation and Benefits Committee of the Board at the time we launch the Exchange Program. Even though exchange ratios will be set on a tranche-by-tranche basis, the Committee may require you to surrender all of your outstanding awards in order to participate in the Exchange Program. As such, your actual exchange ratio will not necessarily be equal to 3.7 to 1 since your exchange ratio will vary based upon the tranches of outstanding awards that you hold and depend upon whether or not the Committee requires that you surrender all of your outstanding awards into the Exchange Program. The details of the Exchange Program applicable to you and your outstanding awards will be provided to you at the time we launch the Exchange Program.

Q:	Should you participate in the Exchange Program?
A:	None of the Company, management or the Board will make any recommendation to you now or at any point in the future regarding your own personal investment decision. You should consult your personal financial advisor with respect to your decision whether or not to participate in the Exchange Program. Whether or not our stockholders ultimately approve the Exchange Program or you decide to participate if it is approved, we certainly appreciate the efforts of the Board to provide you with this opportunity, and appreciate your prior and upcoming efforts on behalf of the Company and our stockholders.

Q:	Can you decline to participate in the Exchange Program? If so, what happens?
A:	Of course, the Exchange Program merely offers you an opportunity to participate, you are not required or encouraged to participate — your participation is solely your decision. If you elect not to participate, your existing awards will remain outstanding subject to their existing terms and conditions.

Q:	Will management participate in the Exchange Program?
A:	We are proposing that management be eligible to participate, but that senior management be subject to additional performance conditions (above and beyond the standard 3-year vesting), whereby they will not be permitted to exercise their new SARs until after our stock price appreciates to certain specified levels. Whether or not management will participate is up to each individual to make his or her own personal investment decision.

Q:	When will the Exchange Program become available?
A:	If approved by stockholders at our 2008 Annual Meeting, which is presently scheduled to be held on May 15, we anticipate that we would promptly mail to eligible employees details regarding their opportunity to participate in the Exchange Program. This formal process is called the Exchange Offer. You will have at least 20 business days from that mailing to make your final decision whether or not to participate in the Exchange Offer. The Committee may require you to surrender all of your outstanding awards in order to participate in the Exchange Program Once the Exchange offer closes, you will not be able to change your mind and there will be no future opportunity to exchange your existing awards for new awards.

Q:	When will the remaining details of the Exchange Program become available?
A:	If you elect to participate in the Exchange Offer, the final number of new SARs to be granted to you (in exchange for your existing equity awards) will be determined on a tranche-by-tranche basis (each separate grant) by the Compensation and Benefits Committee of the Board at the commencement of the Exchange Offer. Even though exchange ratios will be set on a tranche-by-tranche basis, the Committee may require you to surrender all of your outstanding awards in order to participate in the Exchange Program. As such, your actual exchange ratio will not necessarily be equal to 3.7 to 1 since your exchange ratio will vary based upon the tranches of outstanding awards that you hold and depend upon whether or not the Committee requires that you surrender all of your outstanding awards into the Exchange Program. The details of the Exchange Program applicable to you and your outstanding awards will be provided to you at the time we launch the Exchange Program. The exercise price of the new SARs will be not be determined until the closing date of the Exchange Offer, and will be equal to the Company’s stock price at that time.

Q:	What are the tax consequences to me of the Exchange Program?
A:	You should consult your own financial and/or tax advisor, but generally there should be no adverse tax consequences to holders arising from the participation (or non-participation) in the Exchange Program. In the case of any incentive stock options (ISO) surrendered in the Exchange Program, the new SARs granted in exchange would not preserve the potential tax advantages of the surrendered ISO. Many of the outstanding Business.com awards are incentive stock options.

Q:	Why does the Company need stockholder approval for the Exchange Program?
A:	Under the terms of our 2005 Stock Award and Incentive Plan, which our stockholders approved in 2005, we cannot pursue the Exchange Program without stockholder approval. We cannot provide any assurances that stockholders will recognize the positive employee retention and incentive impact or the other benefits of the Exchange Program or, therefore, vote in favor of it.

Q:	What happens if stockholders vote against the Exchange Program?
A:	We will not effectuate the Exchange Program if it is not approved by stockholders. In that case, your existing awards will remain outstanding subject to their existing terms and conditions.
Tender offer statement
This Employee Question and Answer Information Sheet is for informational purposes only and is not an offer to buy, or the solicitation of any offer to sell, any shares. The full details of any tender offer, including complete instructions on how to tender will be included in the Schedule TO and related materials, which would be mailed to holders of options and SARs promptly following commencement of the offer. The commencement of such tender offer is conditioned upon the approval by the stockholders of the Company of the Exchange Program proposal at the annual meeting. Holders of options and SARs should read carefully such materials when they are available because they will contain important information. Holders of options and SARs may obtain free copies, when available, of such materials that will be filed by the Company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, holders of options and SARs also may obtain a copy of these documents, free of charge, from the Company.